Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Industrial Logistics Properties Trust for the registration of debt securities, preferred shares of beneficial interest, depositary shares representing preferred shares, common shares of beneficial interest and warrants and to the incorporation by reference therein of our report dated April 22, 2019 with respect to the Combined Statement of Revenues and Certain Expenses of GPT Properties for the year ended December 31, 2018 included in Industrial Logistics Properties Trust’s Current Report on Form 8-K/A dated April 22, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 22, 2019